K  I  W  A    B  I  O  -  T  E  C  H    P  R  O  D  U  C  T  S    G  R  O  U  P    C  O  R  P  O  R  A  T  I  O  N

September 22, 2008

Karl Hiller,
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Kiwa Bio-Tech Products Group Corporation
Form 10-KSB/A1 for Fiscal Year Ended December 31, 2007
File No. 000-33167

Dear Mr. Hiller:

Kiwa Bio-Tech Products Group Corporation (the “Company”), by letter dated September 10, 2008, responded to a comments letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 29, 2008 (the “Comment Letter”) to the Company relating to the Company’s Form 10-KSB/A1 for fiscal year ended December 31, 2007 (the “Form 10-KSB/A1”) filed with the Commission on August 6, 2008.

Based on verbal comments received from the Staff, the Company intends to file a second amendment to its Form 10-KSB for the Fiscal Year Ended December 31, 2007 in the form attached to this letter. Prior to filing its second amendment, the Company respectfully requests the Staff to convey any further comments regarding the matter or to confirm that it has no further comments.

If it may be helpful please feel free to contact our attorney, Carter Mackley of K&L Gates LLP, at (206) 370-7602.

Very truly yours,

Kiwa Bio-Tech Products Group Corporation

By:  /s/ Lianjun Luo

Lianjun Luo
Chief Financial Officer

cc:	Joanna Lam Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549	Carter Mackley, Esq. K&L Gates llp 925 Fourth Avenue, Suite 2900 Seattle, WA 98104